

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Behrooz Abdi
Chief Executive Officer
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

>   **Re: ACE Convergence Acquisition Corp.**
>   **Post-Effective Amendment No. 2 to Form S-4**
>   **Filed August 12, 2022**
>   **File No. 333-261055**

Dear Mr. Abdi:

        We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-4

What are the material differences, if any, in the terms and price of securities issued at the time of the IPO..., page 15

1.   We note your response to prior comment 2. Please revise the ownership table to add a footnote disclosing the assumptions underlying the Third Party PIPE Investors' and Sponsor Related PIPE Investors' expected share ownership in New Tempo.

What happens to the funds deposited in the trust account after consummation of the Business Combination?, page 21

2.   We note your response to prior comment 4 and reissue in part. Please revise to clarify that any prior demands for redemption made in connection with the business combination proposal described in the registration statement on Form S-4 that was declared effective

on April 18, 2022, and not resubmitted in connection with the July 12, 2022 shareholder meeting to extend the date by which ACE must complete an initial business combination, must be resubmitted. To the extent that any demands for redemption were cancelled and not later redeemed in connection with the July 12, 2022 extraordinary general meeting, please revise to disclose (i) the amount of shares that demanded redemption, were cancelled, and not later redeemed in connection with a redemption event and (ii) the steps you will take to notify such shareholders that their redemption demand was cancelled.

Sources and Uses of Funds for the Business Combination, page 59

3.   We note the disclosure that if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes. Please revise to clarify whether the 3.5% termination fee is required to be paid if the revised Business Combination Proposal is approved at the extraordinary general meeting and, if so, if the fee is included in the sources and uses table.

Background to the Business Combination, page 145

4.   We note your response to prior comment 5 and reissue. We note that your discussion of the background of the merger after April 18, 2022 provides a summary of changed terms but does not provide sufficient details regarding the negotiations relating to the evolution of the material terms the transaction. Specifically, please address the reasons for, and the negotiations surrounding, adjustments to the purchase price and the termination of the agreement relating to Tempo's acquisition of Advanced Circuits.

Projected Financial Information, page 167

5.   Please provide a basis for the inclusion of the table titled "Updated Projections (including illustrative future M&A transactions)." We note the statement in footnote 4 that the table assumes that, in each of 2023, 2024, and 2025, New Tempo will acquire one company with annual sales of $75.0 million, sales growth of 5% per year, Non-GAAP Gross Profit margin of 40%, Adjusted EBITDA margin of 25%, and net assets of $12.2 million, and that the purchase price for each such acquisition by New Tempo will be equal to 8.0x EBITDA for the applicable company. Explain whether the parties that will comprise New Tempo have had any prior success in consummating similar acquisitions that would justify this assumption.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing